First Quarterly Report
Ending August 31, 2008

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND
PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2008 and August 31, 2008. It also includes a comparison between the results of operations, cash flows and financial position for the 3-month period ending August 31, 2008 and those from the 3-month period ending August 31, 2007.

This analysis, completed on October 8, 2008, must be read in conjunction with the Company’s audited and consolidated financial statements dated May 31, 2008 presented in the last annual report. The Company’s financial statements were produced in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Additional information on the Company as well as its annual report and its annual information form can be found on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.  Company results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

Overview

With regards to market development and product commercialization, during the first quarterly report ending August 31, 2008, Neptune concentrated its efforts on the penetration of the American, European, Asian and Australian markets. Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional foods and medical markets, as well as the biopharmaceutical market. In this approach, during the last quarter of the fiscal year ending May 31, 2008, Schiff Nutrition International Inc. introduced our product NKO™ under the brand Schiff®MegaRed™ as a permanent item in 385 Costco stores nationwide in the United States and more recently in the largest drugstore chain in the United States, Walgreens.

The Company capitalized on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation problems as well as attention deficit disorder and hyperactivity. The clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

The Company also started its co-participating clinical study with Nestle during the quarter ending August 31, 2008.  The results of this study should be known before the end of December 2009.

The Company also negotiated a debt financing of $6.50M from which $3.50M will be allocated to refinance the long term debt at a lower annual interest rate (more than 2.5% savings in interest) and $3.00M to finance the plant productivity and production capacity increase.  The objective is to reach at the minimum 100,000kg per year and ultimately 120,000kg per year (respectively 67% and 100% increases over actual capacity).  The closing of the financing took place in the weeks following the end of the quarter.

The Company also negotiated with success a $1.00M credit line with the possibility to reach $2.00M based on the Company’s financial needs.

During the first quarter, the Company has transferred an exclusive worldwide license to its wholly-owned Subsidiary Acasti Pharma Inc. (Subsidiary) to develop and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property (the “License”). Each product will be developed and financed by the Subsidiary. The products developed by the Subsidiary are expected to require clinical trials and approval from the U.S. Food and Drug Administration before sales are allowed in the United States, and approval from similar regulatory organizations before sales are allowed in other countries.

The Company is using its Subsidiary in order to facilitate the separation of its cardiovascular pharmaceuticals business from its nutraceuticals business, which the Company believes will allow the financial community to focus on the Subsidiary’s cardiovascular pharmaceutical applications business separately from the Company’s core nutraceuticals business and will also enable the Company and the Subsidiary to attract separately pharmaceutical and nutritional companies to enter into the alliances and development contracts that are necessary to grow these businesses.

On July 17, 2008, the Company’s Board of Directors declared a dividend distribution to its shareholders. The Company’s Board of Directors approved a dividend of $ 0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind.

On August 21, 2008, the Company’s and the Subsidiary’s Boards of Directors approved an Exchange offer, which will be offered by the Subsidiary to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by the Subsidiary of a maximum of 9,380,355 Class A shares of the Subsidiary and of 9,380,355 Series 2 warrants.

The approval for the Exchange offer by the Company’ shareholders was obtained on September 25, 2008.

The Subsidiary’s activities as at August 31, 2008 and for the quarter ending at that date are not significant on the Consolidated Financial Statements of the Company.

During the first quarter of the current fiscal year, the Company generated sales of $2.37M, as compared to $2.09M for the quarter ending August 31, 2007 an increase of 13% mainly due to a sustained prospection effort in its main markets and in particular with its partner Schiff Nutrition International Inc.  If we were to exclude the devaluation of the American dollar over the Canadian dollar from the corresponding quarter of the last fiscal year, the Company would have realized 1.9% more sales on its US sales, representing approximately $0.040M.

Principal quarterly financial data

(In thousands of dollars, except per share data)

Current Fiscal Year

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	2,366	2,366
EBITDA (1)	157	157
Net Loss	(599)	(599)
Loss per Share basic and diluted	(0.016)	(0.016)

Fiscal Year Ended May 31, 2008

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	10,264	2,085	2,169	2,875	3,135
EBITDA (1)	1,020	332	70	348	270
Net Loss	(4,785)	(1,051)	(1,563)	(886)	(1,285)
Loss per Share basic and diluted	(0.13)	(0.029)	(0.042)	(0,024)	(0,035)

Fiscal Year Ended May 31, 2007

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	8,126	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64)
Net Earnings (net loss)	(2,677)	(286)	(449)	(454)	(1,488)
Earnings (loss) per Share basic and diluted	(0.075)	(0.008)	(0.013)	(0.013)	(0.041)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

In the first quarter ending August 31, 2008, the Company recorded an EBITDA of $0.157M compared to $0.332M from the quarter ending August 31, 2007, a decrease of $0.175M from the corresponding quarter of the previous fiscal year.  This decrease is primarily due to the increase of the Research and development expenses for an amount of $0.257M.  The Research and development expenses increase are mainly due to the start of the Nestle co-participation clinical study and the Subsidiary activities that started during this quarter.

During the quarter ending August 31, 2008, the net loss diminished by 43% from $1.051M during last year corresponding quarter to $0.599M during this quarter.  The important factors explaining this decrease is the foreign exchange gain for $0.319M compared to a foreign exchange loss of $0.030M for the corresponding quarter of the previous fiscal year.  The Foreign exchange gain is primarily due to an important increase in the American dollar value compared to the Canadian dollar between the invoicing date and the payment date.  The decrease in the net loss is also attributable to the reduction of the stock-based compensation expense for $0.312M compared to the quarter ending August 31, 2007.  This reduction is offset by an increase of $0.257M in research and development expenses.

Cash flows and financial position

Operating Activities

During the first quarter ending August 31, 2008, the Company’s operating activities generated a decrease in liquidities of $0.789M, compared to a decrease of $0.794M for the quarter ending August 31, 2007. The decrease in liquidities is mainly attributable to the variations in working capital items from one quarter to the next for an amount of $1.138M.  The changes to the working capital items for the first quarter ending August 31, 2008 are mainly due to an increase in receivables of $0.450M, an increase in tax credits receivable of $0.103M, an increase in inventories of $0.129M, an increase in prepaid expenses of $0.187M, a decrease in accounts payable of $0.330M and an increase in Advance payments of $0.60M since May 31, 2008.

Investing Activities

During the first quarter ending August 31, 2008, the Company’s investing activities generated an increase in liquidities of $0.590M.  This increase is mainly due to the disposal of short term deposits for $0.763M.  This increase is slightly reduced by an increase in intangible assets for an amount of $0.124M, an increase in other assets for an amount of $0.028M and the acquisition of property, plant and equipment for $0.020M.

Financing Activities

During the first quarter ending August 31, 2008, the Company’s financing activities generated an increase in liquidities of $0.401M.  This increase is mainly attributable to an increase in the bank loan of $0.580.  In counterpart, the Company reimbursed its long term debt for $0.225M.

As a result, the Company increased its cash by $0.202M since May 31, 2008.

Financial Situation

The following table details the significant changes to the balance sheets as at August 31, 2008 and May 31, 2008:

Accounts	Increase (Reduction) (In thousands of dollars)	Comments

Cash	202	See cash flow statement
Short term deposits	(763)	Cash in of some of the term deposit
		for the purchase of raw material
Receivables	450	Credit terms extension
Prepaid expenses	188	Deposit on clinical study
Intangible assets	121	Patent additions
Bank loan	580	Increase of short term liquidity needs
Accounts payable and accrued liabilities	(330)	Shorter payment terms for some suppliers
Long term debt	(225)	Reimbursement of long term debt

	Aug. 31, 2008	May 31, 2008	May 31, 2007
Working Capital Ratio (current assets / current liabilities) [1]	2.29	3.17	3.32
Solvency Ratio (Debt Capital/Total assets) [2]	0.40	0.43	0.55

Most of the Company’s financial ratios slightly deteriorated for the quarter ending August 31, 2008, as compared to the year ended May 31, 2008 due to a good use of the liquidities.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period (In thousands of dollars)

Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt *	3,157	706	1,554	301	596
Loans guaranteed by investments in
rental contracts *	157	40	91	26	-
Other rental contracts	511	73	195	192	51
Total liabilities	3,825	819	1,840	519	647

*   These amounts are not reduced by financing costs which were recorded against principal.

**  Including interest fees

An option totalling $275,000 for the acquisition of an intellectual property represent an additional contractual obligation.  The Company signed an agreement with a Contract Research Organization for a clinical study for a total amount of $750,000, from which $300,000 remains to be paid before the end of December 2009.

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at August 31, 2008.

Change in Accounting Policies

See changes in accounting policies in note 2 “Changes in Accounting policies”.

Subsequent Events

There were no significant subsequent events of importance after August 31, 2008 to the exception of the closing of the financing of $6.5M for the debt refinancing and the plant expansion as well as the closing of a $1M credit line.  As mentioned previously, the Subsidiary offered an Exchange offer that was approved by the Company’ shareholders on September 25, 2008.  For more details, pleas refer to the above section of the MD&A and to the Management Proxy Circular.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As of August 31, 2008, the Company had no foreign exchange contract.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted.  These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted.  The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com and from EDGAR Website at http://www.sec.gov

On October 8, 2008, the total number of common shares issued by the Company and in circulation was 37,646,421, and Company common shares were being traded on the TSX Exchange Venture under the symbol « NTB » and on NASDAQ Capital Market under the symbol « NEPT ».

/s/ Henri Harland	/s/ André Godin
President and CEO	Vice-president, Administration & Finance